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                                                                     EXHIBIT 2.4


[GRAPHIC OMITTED]           MODIFICATION AGREEMENT



This Agreement is entered into by and between the undersigned ("Debtor"), Associates Capital Services Corporation ("Associates") and any guarantor signing below.

Debtor entered into the security agreements with Associates, described by account number and unpaid balance on the Schedule 1 attached hereto and made a part hereof (herein with all amendments, riders and modifications thereto and any accompanying notes, collectively referred to as the "Contracts"). The unpaid balance under the Contracts is secured by the property described in Schedule 2 attached hereto and made a part hereof (collectively called the "Equipment"). The Contracts and any guarantees and other documents executed in connection with the Contracts are herein collectively called the "Documents". Debtor has requested that Associates restate and modify the terms of the Contracts which Associates is willing to do, but only under certain terms and conditions.

In consideration of Associates agreement hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. PRESENT UNPAID BALANCE. The unpaid balance of each Contract as of the date hereof is set forth on Schedule 1, and shall be repayable with interest as provided under Paragraph 2 of this Agreement. The total unpaid balance of all Contracts as of the date hereof is $2,689,393.41 (the "Rescheduled Principal Balance").

2. MODIFIED PAYMENT TERMS. Debtor agrees and promises to pay to Associates the Rescheduled Principal Balance and interest in installments as follows:

                  Interest before maturity shall accrue from the date hereof and be payable monthly on the first day of each month, commencing on July 1, 1999, computed on the unpaid Rescheduled Principal Balance at the rate of 10.0% simple interest per annum, and in addition thereto Debtor shall pay one principal payment in the amount of $672,348.38 on May 1,2000 followed by monthly principal payments in the amount of $61,122.58 commencing on June 1, 2000 with a like payment on the like date of each month thereafter until the Rescheduled Principal Balance shall be paid in full.

3. THIRD PARTY CONSENTS REQUIRED. Any guarantors of Debtor's obligations under the Documents or any other party, if required by Associates, shall execute and deliver to Associates a copy of this Agreement or such other consent and acknowledgment of the continuance of their obligations and liabilities under the Documents as Associates may require.

4. MISCELLANEOUS. Except as specifically modified hereby, the terms and provisions of the Documents shall remain in full force and effect. This Agreement is a modification only and not a novation. No oral agreement, guaranty, promise, representation or warranty shall be binding on Associates. All payments may at the option of Associates be applied first to delinquency charges, then to interest, then to principal. This Agreement will not become effective unless and until accepted and signed by Associates. Each of the parties executing this Agreement acknowledges receipt of a copy hereof.

Dated: May 28, 1999

DEBTOR:  Preferred Networks, Inc.              Accepted by Associates Capital
                                               Services Corporation


By: /s/ Kathryn L. Putnam                      By: /s/ William W. Schulz

Title: Senior Vice President and               Title: Senior Vice President
Chief Financial Officer



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